KUTAK ROCK LLP	ATLANTA
CHICAGO
SUITE 3000	FAYETTEVILLE
1801 CALIFORNIA STREET	IRVINE
KANSAS CITY
DENVER, COLORADO 80202-2626	LITTLE ROCK
LOS ANGELES
303-297-2400	MINNEAPOLIS
FACSIMILE 303-292-7799	OKLAHOMA CITY
OMAHA
www.kutakrock.com	PHILADELPHIA
RICHMOND SCOTTSDALE WASHINGTON WICHITA

BRIAN V. CAID

brian.caid@kutakrock.com

(303) 297-2400

September 23, 2014

VIA EDGAR AND FEDEX

Ms. Jessica Barberich, Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             STORE Capital Corporation

Amendment No. 1 to

Registration Statement on Form S-11

Filed August 29, 2014

File No. 333-198486

Dear Ms. Barberich:

On behalf of STORE Capital Corporation (“STORE” or the “Company”), we are hereby filing the Company’s above-referenced Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 (the “Registration Statement”), which was initially publicly filed on August 29, 2014. The Registration Statement has been revised to reflect the Company’s responses to the most recent comments dated September 19, 2014 from the staff of the Commission (the “Staff”) to the Registration Statement (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in boldface type below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

For your convenience, we have enclosed a courtesy package that includes four copies of Amendment No. 1 and four marked copies which have been marked to show changes from the Registration Statement.

General

1.                                      We note your submission to the Chief Accountant’s Office of the Division of Corporation Finance regarding your financial statement requirements for individually insignificant acquisitions made after December 31, 2013.  We may have further comment upon resolution of your request.

Response:  The Company has noted the Staff’s comment.

Use of Proceeds, page 38

2.                                      We note your response to comment 4 of our comment letter dated August 1, 2014 where you state that you “will include the additional required disclosure in a subsequent pre-effective filing when such amounts are known.”  We will continue to monitor for the amount of proceeds to be used for each purpose listed.

Response:  The Company has noted the Staff’s comment.  The Company has also revised the Use of Proceeds disclosure on page 39 of Amendment No. 1 with more detailed information regarding the Company’s intended uses of the net proceeds from this offering.  Although the newly added disclosures do not yet have the specified dollar amounts filled in, the Company wishes to advise the Staff that the amount currently expected to be used to repay outstanding indebtedness under its new unsecured variable-rate revolving credit facility is $163 million, which is the balance outstanding as of September 19, 2014 (the date that will be used for including recent development information in Amendment No. 1).  The cost to redeem the Company’s outstanding preferred stock will be $125,000; and the remainder of the net proceeds will be used, as noted in Amendment No. 1, “to fund property acquisitions subject to purchase contracts in the ordinary course of business.”

Distribution Policy, page 39

3.                                      Please expand the disclosure in footnote (6) to specifically describe and quantify the debt amounts that are being assumed to be outstanding and the specific interest rates related to the various obligations.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure in footnote (6) on page 43 of Amendment No. 1 to further describe and quantify the interest expense and interest rates associated with both the Company’s long- and short-term debt obligations. The Company advises the Staff that, although specific dollar amounts have not yet been inserted in the Distribution Policy included in Amendment No. 1, a complete copy of the Distribution Policy, including financial and other

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information, is attached to this Comment Letter as a courtesy to the Staff to facilitate its review of our responses to this Comment 3 and Comment 4 below.

4.                                      We continue to consider adjustment (8) in your table.  Please additionally tell us if the $50.2 million of property improvement commitments are expected to be paid in the next 12 months.  Also, clarify the significant terms of these commitments.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure in adjustment (8) on page 44 of Amendment No. 1.  Please refer to the attached Distribution Policy for additional information.

Capitalization Policy, page 43

5.                                      Given your multiple uses of proceeds from your initial public offering disclosed on page 38, please clarify why you have not adjusted the capitalization table for these expected uses and revise your disclosure accordingly.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure in the Capitalization section beginning on page 45 of Amendment No. 1.

Our Pipeline of Investment Opportunities, page 93

6.                                      Please expand your disclosure to further explain how you prepared the information presented in the table on page 93.  You note that the proportion of total identified opportunities that historically have reached each stage of your pipeline is shown in the table.  Please clarify the historical periods used.

Response:  In response to the Staff’s comment, the Company has significantly expanded the disclosure regarding its pipeline of investment opportunities beginning on page 97 of Amendment No. 1.

7.                                      You disclose that as of June 30, 2014, approximately $422 million of investments (including commitments to fund improvements to real estate properties previously acquired) had been approved by your investment committee and were in the process of being closed or funded, subject to customary due diligence and closing conditions. Please clarify the current status of those investments.  Also, for all current potential investments, please disclose the amount of investments you deem to be probable and how you assess probability of the acquisitions.  Address how you consider the various stages listed in the table.

Response:  In response to the Staff’s comment, the Company has included additional disclosure, beginning on page 97 of Amendment No. 1, around the $422 million of investments, including the portion of opportunities that had been closed, fallen-out of closing, or were still in the process of being closed; and, with respect to the amount of opportunities still in closing, the portion that the Company considers

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‘probable’ of closing.  And, lastly, the Company has added a definition to describe each of the various stages of our pipeline.

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Accounting for Real Estate Investments, page F-7

8.                                      We note your updated disclosure indicating you typically amortize the value assigned to in-place leases on a straight-line basis over the remaining lease term. Please explain to us situations when you do not amortize such amounts over the remaining lease term, and cite the accounting literature relied upon in determining the amortization period.

Response:  The Company respectfully advises the Staff that the Company has reviewed ASC 350, which provides guidance on the amortization of intangible assets and indicates that the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.  With respect to lease intangibles, this period typically will be the remaining lease term; however, the Company believes that ASC 840-20-20 also provides that a lease term would include all periods, if any, for which failure to renew the lease imposes a penalty on the lessee in such amount that a renewal appears to be reasonably assured.  While the Company does not believe this will happen often, and it has not happened as of June 30, 2014, the Company believes that adding the word “typically” to its accounting policy footnote would cover this eventuality.

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Please do not hesitate to contact me by telephone at (303) 292-7793 or by email at brian.caid@kutakrock.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian V. Caid

Brian V. Caid
of KUTAK ROCK LLP

Enclosures

cc:	Christopher H. Volk
Michael T. Bennett

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DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of our common stock, as more fully described below. We expect to continue to qualify as a REIT for U.S. federal income tax purposes and, to qualify as a REIT, we must annually distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on any taxable income that is not distributed.

Our distributions will be authorized by our board of directors and declared based on a variety of factors, including:

•                  our actual and projected results of operations;

•                  our debt service requirements;

•                  our liquidity and cash flows;

•                  our Adjusted Funds from Operations;

•                  our capital expenditures;

•                  our REIT taxable income;

•                  the annual distribution requirement under the REIT provisions of the Code;

•                  restrictions in any current or future debt agreements;

•                  any contractual limitations; and

•                  other factors that our board of directors may deem relevant.

Expected Distributions

We intend to make a pro rata distribution with respect to the period commencing on the completion of this offering and ending on December 31, 2014, based on a distribution of $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately         %, based on an assumed initial public offering price of $             per share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus).

We estimate that this initial annual distribution rate will represent approximately         % of our estimated cash available for distribution for the 12 months ending June 30, 2015. Our intended initial annual distribution rate has been determined based on our estimates of cash available for distribution for the 12-month period ending June 30, 2015, which we have calculated based on adjustments to our income from continuing operations for the 12 months ended June 30, 2014 as described below. These estimates do not take into account any potential benefits from our business and growth strategies, including additional investments and their associated cash flows, nor do they take into account any unanticipated expenditures we may have to make or any financing activities for such expenditures. In estimating our cash available for distribution for the 12-month period ending June 30, 2015, we have made certain assumptions as reflected in the table and footnotes below.

Our estimates of cash available for distribution do not include the effect of any changes in our working capital; properties acquired between July 1, 2014 and September 19, 2014 were funded with a combination of excess cash on hand at June 30, 2014 and temporary borrowings on our credit facilities. Our estimates do not reflect the amount of cash to be used in investing activities for future real estate acquisitions. These estimates also do not reflect the amount of cash estimated to be used for financing activities, other than scheduled mortgage loan principal repayments on mortgage debt outstanding. Any investing and/or financing activities we undertake after this offering may have a material effect on our estimates of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend these estimates to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our estimated initial annual distribution rate. We have historically targeted a payout ratio to Adjusted Funds from Operations of approximately 75%. Our estimates of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with U.S. generally accepted accounting principles) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless our results of operations, net income, liquidity, cash flows, financial condition or prospects, economic conditions or other factors differ materially from the assumptions used in projecting our initial distribution rate. We believe that our estimates of cash available for distribution constitute a reasonable basis for setting the initial distribution rate, as a substantial portion of our properties have been in operation for a significant period of time, we do not incur any significant operating expenses and our estimates do not give effect to the benefits we expect to realize from our business and growth strategies. However, we cannot assure you that our estimates will prove accurate, and that our estimated distributions will be made or sustained, or that our board of directors will not change our distribution policy in the future. If our operations do not generate sufficient cash flow to enable us to pay our intended or required distributions, we may be required to either fund distributions from working capital, borrow or raise equity or reduce such distributions. Additionally, under certain circumstances, agreements relating to our indebtedness could limit our ability to make distributions to our common stockholders. We intend to redeem all of our currently outstanding preferred stock shortly after the completion of this offering, and we currently have no intention to issue any new shares of preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to our common stockholders. For more information regarding risk factors that could materially and adversely affect us and our ability to make distributions to our stockholders, see “Risk Factors.”

We anticipate that, at least initially, our distributions will exceed our then-current and accumulated earnings and profits as determined for U.S. federal income tax purposes for the relevant period. As a result, we expect that a portion of our distributions will represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the stockholder’s adjusted basis of his or her common stock. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. The percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Certain U.S. Federal Income Tax Considerations—Taxation of Stockholders.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs; however, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to pay a taxable stock dividend or borrow funds to make those distributions. We cannot assure you that we will be able to borrow funds for such purposes on favorable terms, if at all. See “Certain U.S. Federal Income Tax Considerations—Annual Distribution Requirements.”

The following table sets forth calculations relating to the intended initial distribution based on our financial data, and we cannot assure you that the intended initial distribution will be made or sustained. The calculations are being made solely for the purpose of illustrating the expected initial distribution and are not necessarily intended to be a basis for determining future distributions. These calculations do not assume any changes to our operations or any acquisitions or dispositions (or any related transaction costs) which would affect our cash flows. Accordingly, our actual results will likely vary from the calculations below. All dollar amounts are in thousands.

Income from continuing operations for the year ended December 31, 2013	$22,318
Less: income from continuing operations for the six months ended June 30, 2013	(9,117)
Add: income from continuing operations for the six months ended June 30, 2014	17,728
Income from continuing operations for the 12 months ended June 30, 2014	$30,929
Add: estimated net increases in contractual rent and interest(1)	63,929
Add: acquisition transaction expenses(2)	2,691
Add: real estate depreciation and amortization(3)	41,996
Add: other depreciation and amortization	274
Add: amortization deferred financing costs and debt (premiums) discounts	5,121
Less: net effect of non-cash rental revenue(4)	(1,872)
Add: net effect of non-cash interest income on loans receivable(5)	41
Less: estimated increase in interest expense associated with non-recourse debt obligations(6)	(14,948)
Add: non-cash compensation expense(7)	1,783
Estimated cash flows from operating activities for the 12 months ending June 30, 2015	$129,944
Add: contractually scheduled cash flows from collections of principal payments on loans and direct financing receivables	4,658
Less: cash disbursement obligations for property improvements(8)	—
Less: contractually scheduled principal payments on non-recourse debt obligations	(18,893)
Estimated cash available for distribution for the 12 months ending June 30, 2015	$115,709
Total estimated initial annual distribution to stockholders
Estimated initial annual distribution per share(9)
Payout ratio(10)

(1)                                 Represents contractual net increases in rent and interest from:

•                  additional contractual rent and interest from new leases, loans and direct financing receivables that were not in effect for the entire 12 months ended June 30, 2014;

•                  contractual rent associated with leases on real estate investments acquired between July 1, 2014 and September 19, 2014;

•                  contractual rent from properties that were under construction during the 12 months ended June 30, 2014 that are now completed and paying full rent under their leases;

•                  scheduled fixed rent escalations;

•                  contractual increases based on changes in the CPI, including increases that have already occurred but were not in effect for the entire 12 months ended June 30, 2014, actual increases that have occurred from July 1, 2014 through August 31, 2014 and an estimated amount for increases scheduled to occur between September 1, 2014 and June 30, 2015 based on an assumed change in the CPI of 2% (the same rate of change as occurred in the CPI between June 30, 2013 and June 30, 2014);

•                  net of contractual rent during the 12-month period ended June 30, 2014 from properties sold subsequent to our adoption of the Financial Accounting Standards Board’s Accounting Standards Update No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity;

•                  net of any effects of contractual rent deferrals or amendments in effect for existing leases as of September 19, 2014; and

•                  net of reductions in contractual interest income associated with the amortization of loans and direct financing receivables.

(2)                                 Represents transaction costs expensed in connection with the acquisition of properties during the 12-month period ended June 30, 2014.

(3)                                 Included in real estate depreciation and amortization is acquired in-place lease asset amortization.

(4)                                 Represents the conversion of estimated rental revenues for the 12 months ended June 30, 2014 from a straight-line accrual basis to a cash basis of revenue recognition and the noncash adjustments for the amortization of lease origination costs, lease incentives and above-market rent.

(5)                                 Represents noncash interest income adjustments associated with the amortization of net loan origination costs.

(6)                                 Represents increases for long-term debt obligations that were not outstanding for the full 12 months ended June 30, 2014 and for any new debt obligations entered into through September 19, 2014, net of reductions in contractual interest expense for the 12 months ending June 30, 2015 due to reductions in the outstanding principal amount of debt obligations resulting from principal amortization payments and net of the effect of temporary short-term borrowings, as summarized below (in thousands).

Cash interest expense—long-term debt obligations
Add: interest expense for the 12 months ending June 30, 2015 (weighted average interest rate of 4.9%)	$62,794
Less: interest expense for the 12 months ended June 30, 2014	(46,623)
Net increase in interest expense from long-term debt obligations	16,171
Cash interest expense—short-term borrowings (credit facilities)
Add: interest expense for the 12 months ending June 30, 2015\(a)	1,456
Less: interest expense for the 12 months ended June 30, 2014	(2,679)
Net decrease in interest expense from short-term borrowings	(1,223)
Estimated increase in interest expense associated with non-recourse debt obligations	$14,948

(a)                                 Represents interest expense, including non-use fees, on borrowings on our short term-credit facilities for the 12 months ending June 30, 2015 assuming all borrowings outstanding on September 19, 2014 are repaid with the proceeds of this offering. As of September 19, 2014, our credit facility bears interest at one-month LIBOR plus a leverage-based credit spread ranging from 1.75% to 2.50% and requires the payment of a non- use fee on the undrawn amount.

(7)                                 Represents noncash stock-based compensation expense related to equity awards granted to certain of our directors, officers and key employees and included in income from continuing operations for the 12 months ended June 30, 2014.

(8)                                 For purposes of calculating the distributions in the above table, we excluded our $50.2 million of commitments to fund improvements to real estate properties previously acquired that are expected to be funded in the same manner as our future property acquisitions with a combination of debt, primarily our new unsecured revolving credit facility, and equity capital. Our construction commitments are generally a commitment to provide our customers a long-term financing solution (through our purchase of the construction improvements) as our tenants complete their short-term construction projects. Approximately 92% of this commitment amount is expected to be funded within the next 12 months. Our construction improvement commitments are analogous to property acquisitions as they will result in increases to the rental revenue due under the related contracts. Accordingly, neither the funding of the acquisition nor the revenue from these future fundings are included in the estimate of cash available for distribution for the 12 months ending June 30, 2015.

(9)                                 Based on a total of                      shares of our common stock expected to be outstanding immediately after this offering. Excludes shares that may be issued upon exercise of the underwriters’ over-allotment option.

(10)                          Calculated as the total estimated initial annual distribution to stockholders divided by estimated cash available for distribution for the 12 months ending June 30, 2015.